EXCHANGE AGREEMENT

This Exchange Agreement (this "Agreement") is made and entered into as of this ___th day of _____, 2009, by and between _____ (the "Holder"), and Mesa Air Group, Inc., a Nevada corporation (the "Company").

RECITALS

A.   The Holder is the beneficial owner of $_____ in aggregate principal amount of senior convertible notes of the Company, which notes are listed on Schedule I attached hereto (the "Existing Notes") and were issued pursuant to one or more Indentures relating to such Existing Notes, among the Company, certain subsidiaries of the Company, as guarantors, and U.S. Bank, N.A., as trustee thereunder (as applicable, the "Existing Indenture").

B.   Pursuant to the Existing Indenture, the Holder has the right to require the Company to repurchase the Existing Notes for an amount set forth on Schedule I (the "Put Obligation").

C.   Subject to the terms and conditions set forth herein, the Company and the Holder propose to exchange the Existing Notes (the "Exchange") for the following consideration (collectively, the "Consideration"):

(i)   the payment by the Company to the Holder of cash in an amount equal to ten percent (10%) of the Put Obligation, as set forth on Schedule I (the "Cash Payment");

(ii)   the issuance by the Company to the Holder of newly authorized unsecured senior notes due 2012 in an aggregate principal amount as set forth on Schedule I and otherwise on the terms set forth on Schedule II attached hereto (the "New Notes"); and

(iii)   the issuance by the Company to the Holder of a number of shares ("Shares") of common stock, no par value, of the Company ("Common Stock") as set forth on Schedule I (the Shares and the New Notes are collectively referred to herein as the "Securities").

D.   The Exchange is intended to comply with Section 3(a)(9) and Section 4(2) of the Securities Act of 1933, as amended, (the "1933 Act").

NOW, THEREFORE, in consideration of the premises and the agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
Exchange

Section 1.1   Exchange. Upon the terms and subject to the conditions of this Agreement:

(a)   Pursuant to Section 2.10 of the Existing Indenture, the Holder hereby agrees to deliver such Holder's Existing Notes to the Trustee for cancellation in connection with the Exchange. The Holder acknowledges that the cancellation of the Existing Notes shall have the effects specified in the Existing Indenture governing the Existing Notes, including a release by the Holder of all claims arising out of or related to the Existing Notes, including, but not limited to, all accrued and unpaid interest.

(b)   In consideration of and for such Exchange, the Company agrees to (i) pay to the Holder the Cash Payment, (ii) issue to the Holder the New Notes pursuant to an indenture in the form to be attached hereto as Exhibit A (the "New Indenture") prior to the Closing Date, which shall be mutually acceptable to the Holder and the Company and be substantially the same as the Existing Indenture, as modified by the terms set forth on Schedule II hereto, and (iii) issue to the Holder the Shares, all as set forth on Schedule I hereto. The issuance of the New Notes and Shares to the Holder will be made without registration of the New Notes or the Shares under the 1933 Act, in reliance upon the exemption therefrom provided by Section 3(a)(9) and/or Section 4(2) of the 1933 Act and in reliance on similar exemptions under state securities or Blue Sky laws. The Holder acknowledges that the Company is relying upon the truth and accuracy of, and the Holder's compliance with, its representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the availability of such exemptions and the eligibility of the Holder for the Exchange. The Holder acknowledges that the New Notes and the Shares may not be transferred, sold or otherwise disposed of (collectively a "Transfer") unless registered under the 1933 Act, or pursuant to an exemption therefrom. The Holder acknowledges and agrees that the New Notes and Shares will bear customary legends and restrictions on Transfer to such effect, as set forth in Section 4.5 below.

(c)   Concurrently with the execution and delivery hereof, the Company and the Holder have entered into a Registration Rights Agreement with respect to the Shares in substantially the form of Exhibit A hereto, which requires the Company to effect the registration under the 1933 Act of the resale of the Shares to the extent any such Shares may not be sold without volume limitations pursuant to Rule 144 under the 1933 Act (the "Registration Rights Agreement").

Section 1.2   Closing. The closing of the Exchange will take place at the offices of the Company, 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, or such other location as may be mutually acceptable, at 9:00 a.m., Arizona time, on February 10, 2009 or at such other time on the same date or such other date as the Holder and the Company shall agree in writing (such time and date, the "Closing Date"). At least 24 hours prior to the Closing Date and pursuant to the terms of the New Indenture, the Company shall cause the Trustee to register one or more global securities representing the New Notes in the name of Cede & Co., the nominee of the Depositary Trust Company ("DTC"), and the Holder shall instruct its broker or other participant in the DTC Fast Automated Securities Transfer Program to transfer and deliver the Existing Notes to the Trustee via a "one-sided withdrawal". On the Closing Date:

(a)   the parties shall execute and deliver (i) the New Indenture, and (ii) the Registration Rights Agreement;

(b)   the Company shall cause the Trustee to credit to the Holder or its designee's balance account the aggregate amount of New Notes being issued to the Holder hereunder, as set forth on Schedule I attached hereto, or, if delivery through DTC is unavailable, shall cause such New Notes to be delivered to the Holder no later than three (3) business days after the Closing Date;

(c)   the Company shall deliver to the Holder a certificate evidencing the Shares registered in the name of the Holder, no later than three (3) business days after the Closing Date; and

(d)   the Company shall pay to the Holder in cash by wire transfer of immediately available funds an amount equal to the Cash Payment.

ARTICLE II
Representations, Warranties, and Covenants of the Holder

The Holder hereby makes the following representations, warranties, and covenants, each of which is true and correct on the date hereof and shall be true and correct at the Closing Date.

Section 2.1   Existence and Power.

(a)   The Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b)   The execution and delivery of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby do not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Holder or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Holder.

Section 2.2   Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (b) general principles of equity.

Section 2.3   Title to Existing Notes. The Holder is the sole legal and beneficial owner of and has good and valid title to the Existing Notes, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto. The Holder has not, in whole or in part, (a) assigned, transferred, hypothecated, pledged or otherwise disposed of the Existing Notes or its rights in such Existing Notes, (b) converted the Existing Notes, or (c) given any person or entity any transfer order, power of attorney or other authority of any nature whatsoever with respect to such Existing Notes.

Section 2.4   Investment Decision. The Holder is (a) a "qualified institutional buyer" within the meaning of Rule 144A under the 1933 Act, and (b) an "accredited investor" within the meaning of Rule 501 of Regulation D under the 1933 Act, and in either case was not organized for the purpose of acquiring the Existing Notes or the New Notes and Shares. The Holder (or its authorized representative) is familiar with the Company, has reviewed the Company's filings with the Securities and Exchange Commission (the "SEC"), has had such opportunity to ask questions of representatives of the Company and to obtain from such representatives such information as is necessary to permit it to evaluate the merits and risks of its investment in the Company and of the proposed Exchange and has independently, without reliance upon any representatives of the Company and based on such information as the Holder deemed appropriate, made its own analysis and decision to enter into this Agreement and to effect the Exchange. The Holder has had the opportunity to consult with its accounting, tax, financial and legal advisors to be able to evaluate the risks involved in the Exchange of the Existing Notes for the Consideration pursuant hereto and to make an informed investment decision with respect to such Exchange, including with respect to the Holder's proposed investment in the Securities, and the Holder understands that nothing in the Agreement or any other materials presented to the Holder in connection with the Exchange constitutes legal, tax or investment advice. The Holder is not, and has not been during the preceding three months, an "affiliate" of the Company as such term is defined in Rule 144 under the 1933 Act. Holder is not, and will not become, the owner, directly or indirectly, of thirty-five percent (35%) or more of the outstanding Common Stock of the Company after giving effect to the issuance of the Shares contemplated hereby.

Section 2.5   Non-Public Information. The Holder acknowledges that the Company is in possession of non-public information, including preliminary financial results for its first fiscal quarter of its 2009 fiscal year (the "Non-Public Information"). The Non-Public Information may (or may not) be considered material by the Holder with respect to the Exchange. The Holder has determined that it is in the Holder's best interests to effectuate and close the Exchange of its Existing Notes for the Consideration without the Company's disclosure to the Holder, and without the Holder's knowledge of, the Non-Public Information. The Holder has actual knowledge that it may presently have and may have at or after the time of the Closing Date, claims against the Company and the Company's directors, officers, employees, agents, attorneys, representatives, affiliates, predecessors, successors and assigns, arising from the Company's nondisclosure of the Non-Public Information in connection with the Exchange. As partial consideration for the Exchange, the Holder hereby, on its behalf and on behalf of any and all of its directors, officers, employees, agents, attorneys, representatives, limited partners or other investors, affiliates, predecessors, successors and assigns, unconditionally, irrevocably and absolutely releases and discharges the Company and its directors, officers, employees, agents, attorneys, representatives, affiliates, predecessors, successors and assigns from any and all causes of action, claims, demands, damages or liabilities whatsoever, both in law and in equity, in contract, tort or otherwise, which they may now have or may have at or after the Closing Date arising from the Company's nondisclosure of the Non-Public Information in connection with the Exchange, unless due to gross negligence or intentional misconduct.

Section 2.6   Resales. The Holder will not offer or sell the New Notes other than to "qualified institutional buyers" in reliance on the exemption from the registration requirements of the 1933 Act provided by Rule 144A.

Section 2.7   <u>No Solicitation</u>. The Holder agrees that no form of general solicitation or advertising (within the meaning of Regulation D under the 1933 Act) has been or will be used by the Holder or any of its representatives in connection with the Exchange, including, without limitation, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

Section 2.8   <u>Certain Trading Activities</u>. The Holder covenants that neither it nor any person acting on behalf of or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including "short sales,"as defined in Rule 200 of Regulation SHO under the 1934 Act) prior to the later of (i) the time that the transactions contemplated by this Agreement are publicly disclosed by the Company, or (ii) February 6, 2009. The Holder has maintained, and covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company the Holder will maintain, the confidentiality of any disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

ARTICLE III
Representations, Warranties and Covenants of the Company

The Company hereby makes the following representations, warranties, and covenants each of which is true and correct on the date hereof and shall be true and correct at each Closing Date.

Section 3.1   <u>Existence and Power</u>.

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the power, authority and capacity to execute and deliver this Agreement, to perform the Company's obligations hereunder, and to consummate the transactions contemplated hereby.

(b)   The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (i) does not require the consent, approval, authorization, order, registration or qualification of, or filing with, any governmental authority or court, or body or arbitrator having jurisdiction over the Company; and (ii) does not and will not constitute or result in a breach, violation or default under any note, bond, mortgage, deed, indenture, lien, instrument, contract, agreement, lease or license, whether written or oral, express or implied, or with the Company's Certificate of Incorporation or by-laws, or any statute, law, ordinance, decree, order, injunction, rule, directive, judgment or regulation of any court, administrative or regulatory body, governmental authority, arbitrator, mediator or similar body on the part of the Company or on the part of any other party thereto or cause the acceleration or termination of any obligation or right of the Company or any other party thereto.

Section 3.2   Valid and Enforceable Agreement; Authorization.   This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (b) general principles of equity.

Section 3.3   Issuance of New Notes.   The Company has the requisite power and authority to execute, deliver and perform its obligations under the New Notes. The New Notes have been duly and validly authorized by the Company for issuance and, when executed by the Company and authenticated by the Trustee in accordance with the provisions of the New Indenture and when delivered to and exchanged for the Existing Notes in accordance with the terms hereof, will have been duly executed, issued and delivered and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general principles of equity. At the Closing, the New Notes will be in the form contemplated by the New Indenture. Based in part upon the representations of the Holder in Section 2 of this Agreement, the New Notes, when issued and delivered in accordance with the terms of this Agreement, will be issued in compliance, in all material respects, with all applicable federal and state securities laws.

Section 3.4   New Indenture.   The Company has the requisite power and authority to execute, deliver and perform its obligations under the New Indenture. The New Indenture has been duly and validly authorized by the Company and meets the requirements for qualification under the Trust Indenture Act of 1939, as amended, and, when executed and delivered by the Company (assuming the due authorization, execution and delivery by the Trustee), will constitute a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) general principles of equity.

Section 3.5   Issuance of the Shares.   The Shares have been duly reserved for issuance and, upon issuance in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on Transfer other than (a) as provided below in Section 4.5, (b) as created under applicable federal and state securities laws, or (c) for liens or encumbrances created by or imposed by the Holder. Based in part upon the representations of the Holder in Section 2 of this Agreement, the Shares, when issued and delivered in accordance with the terms of this Agreement, will be issued in compliance, in all material respects, with all applicable federal and state securities laws. Upon issuance, the Shares shall be listed for trading on the Nasdaq Global Market or such other national exchange as the Company's Common Stock is then listed.

Section 3.6   Information.   During the period from the Closing Date until the earlier of one year after the Closing Date and such time as the New Notes no longer constitute "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act, the Company will make available, upon request, to any seller of the New Notes the information specified in Rule

144A(d)(4) under the 1933 Act, unless the Company is then subject to Section 13 or 15(d) of the Exchange Act.

Section 3.7   Listing. The Company will (a) cause the New Notes to be included for quotation on the PORTAL Market and cause the New Notes to be eligible for clearance and settlement through DTC, and (b) cause the Shares to be listed for trading on the Nasdaq Global Market.

Section 3.8   Most Favored Nations. The Company hereby represents and warrants that no holder of the Existing Notes will receive in exchange for their respective Existing Notes a Cash Payment greater than ten percent (10%) of their respective Put Obligations. Holders may elect to receive additional New Notes in lieu of receiving some or all of the Shares they would otherwise receive pursuant to the aforementioned formula or, alternatively, additional Shares in lieu of receiving some or all of the New Notes they would otherwise receive pursuant to such formula. In the event the Company were to offer a holder of the Existing Notes terms more or less favorable than the terms offered to the Holder, the Company hereby covenants and agrees to offer such terms to the Holder.

Section 3.9   Current Public Information. The Company covenants that at any time after the Closing Date it will cooperate with the Holder and take such further reasonable action promptly as Holder may reasonably request in writing (including, without limitation, filing reports, making such reasonable representations as the Holder may reasonably request, causing the Company's legal counsel to promptly provide Rule 144 opinion letters to the Company's transfer agent for the purpose of removing any restrictive legend on such Shares to be sold by the Holder, and promptly depositing such Shares with the Depository Trust Corporation if requested by the Holder), all to the extent required from time to time to enable the Holder to sell the Shares without registration under the 1933 Act within the limitations of Rule 144 and Rule 144A under the Securities Act and customarily taken in connection with sales pursuant to such exemptions. Upon the written request of the Holder, the Company agrees to deliver to the Holder a written statement as to whether it has complied with such filing requirements of the Exchange Act, unless such a statement has been included in the Company's most recent report required to be filed and filed pursuant to Section 13 or Section 15(d) of the Exchange Act. Notwithstanding the foregoing, nothing in this Section 3.9 shall be deemed to require the Company to register any of its securities under any section of the Exchange Act.

ARTICLE IV
Certain Securities Matters

Section 4.1   Section 3(a)(9) Compliance. Each party represents and warrants to the other as of the date hereof and as of the Closing Date that it has not and will not pay any commission or other remuneration, directly or indirectly, to any broker or other intermediary, in connection with the Exchange. It is intended that the Exchange will be effected in accordance with the exemption from registration provided by Section 3(a)(9) of the 1933 Act.

Section 4.2   Trading Restrictions. Each party agrees that, during any period applicable to the Exchange, it will comply with Regulation M and any other applicable trading rules.

Without limitation of the foregoing, each party represents to the other that it has not, and to its knowledge, no one acting on its behalf has or will, during any applicable restricted period as prescribed by law: (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of securities, or (ii) sold, bid for, or purchased any securities of the Company.

Section 4.3   No Shorting. From the date of execution of this Agreement to the date that the Form 8-K referenced in Section 4.4 below is filed, and as otherwise prohibited by law, Holder has not and will not effect any "short sale" in the Company's securities, as such term is defined in Rule 200 of Regulation SHO under the 1934 Act (and shall include the location and reservation of borrowable shares of Common Stock).

Section 4.4   Disclosure. On or before 9:00 a.m. (Arizona time) on the trading day following the execution of this Agreement, and on or before 9:00 a.m. (Arizona time) on the trading day following the Closing Date, the Company shall issue press releases disclosing the transactions contemplated hereby and the Closing Date. On the trading day following the execution of this Agreement by each of the parties hereto, the Company will file a Current Report on Form 8-K disclosing the material terms of the Agreement and the other agreements executed or to be executed in connection herewith (and attach as exhibits thereto such documents), and on the trading day following the Closing Date the Company will file an additional Current Report on Form 8-K to disclose the Closing Date. In addition, the Company will make such other filings and notices in the manner and time required by the SEC and Nasdaq.

Section 4.5   Certificates. Certificates representing Securities issued hereunder shall contain the following legend:

"THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES AND THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONAFIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES."

ARTICLE V
Miscellaneous Provisions

Section 5.1   Notice. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, or mailed first class mail (postage prepaid) with return receipt requested or sent by reputable overnight courier service (charges prepaid) to the address and to the attention of the person set forth in this Agreement. Notices will be deemed to have been given hereunder when delivered personally, three business days after deposit in the U.S. mail postage prepaid with return receipt requested and two business days after deposit postage prepaid with a reputable overnight courier service for delivery on the next business day.

If delivered to the Company, to:

Mesa Air Group, Inc.
410 North 44th Street
Suite 100
Phoenix, Arizona 85008
Attn: Brian S. Gillman
Phone: (602) 685-4000

If delivered to the Holder, to the address set forth on the signature page hereto.

Section 5.2   Entire Agreement. This Agreement and the other documents and agreements executed in connection with the Exchange embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates relative to such subject matter, including, without limitation, any term sheets, emails or draft documents.

Section 5.3   Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns. Obligations under the Agreement may not be assigned by a party without the prior written consent of the other party.

Section 5.4   Counterparts. This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

Section 5.5   Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of Nevada, without reference to its choice of law rules.

Section 5.6   No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any person not a party hereto, or any such person's dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto.

Section 5.7   Amendment; Waiver; Consent. This Agreement and its terms may not be changed, amended, waived, terminated, augmented, rescinded or discharged (other than in accordance with its terms), in whole or in part, except by a writing executed by the parties hereto.

Section 5.8   Survival. The representations and warranties made herein shall survive for a period of one year after the Closing Date.

Section 5.9   Further Assurances. The Holder and the Company each hereby agree to execute and deliver, or cause to be executed and delivered, such other documents, instruments and agreements, and take such other actions, as either party may reasonably request in connection with the transactions contemplated by this Agreement.

Section 5.10   Costs and Expenses. The Holder and the Company shall each pay their own respective costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, including, but not limited to, attorneys' fees.

Section 5.11   Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 5.12   Tax Notice. Holder shall supply to the Company a completed Form W-9 (or, if applicable, W-8) within 30 days of the Exchange.

[REMINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

Dated this _____th day of _____, 2009.

THE COMPANY:

MESA AIR GROUP, INC.

By: _____

Name: _____

Title: _____

HOLDER:

By: _____

Name: _____

Title: _____

Address:_____

_____

_____

Attn: _____

Phone: _____

Schedule I

EXCHANGE

Owner or Nominee Name	Series of Note	Principal Amount of Existing Notes Owned	Existing Put Obligation Amount	Cash Payment	Principal Amount of New Notes to Be Issued	Number of Shares to be Issued
	2023	$	$	$	$	

Schedule II

TERMS OF NEW NOTES

Issuer:	Mesa Air Group, Inc.
Guarantors:	Same as Existing Indenture
Maturity Date:	Three years from issuance
Amortization:	Bullet amortization at maturity
Interest Rate:	A fixed rate equal to 8.0% per annum, payable in cash semiannually on each six-month anniversary of the Closing Date and at maturity,
Mandatory Redemption:	None
Optional Redemption:	Pre-payable, in whole or in part, at the option of the Company without penalty
Ranking:	The New Notes will be subordinated to any secured indebtedness and share collateral pari passu with all other existing unsecured indebtedness.
Security:	None
Conversion Features:	None
Covenants and Restrictions:	The New Notes will contain covenants and restrictions similar to the covenants and restrictions under the Existing Indenture
Representations and Warranties:	Customary for transactions of this size and nature